UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	November 13, 2017

Conference Call in	November 14, 2017
Portuguese	10:00 a.m. (Brasília)
7:00 a.m. (NY) / 12:00 p.m. (UK)
Webcast: Click here
Telephone: +55 (11) 2188-0155 /
+1 646 843 6054/ Code: Oi
Replay available until 11/21/2017:
+55 (11) 2188-0400 / Code: Oi

Conference Call in	November 14, 2017
English	10:00 a.m. (Brasília)
7:00 a.m. (NY) / 12:00 p.m. (UK)
SIMULTANEOUS	Webcast: Click here
TRANSLATION	Telephone: +1 646 843 6054 (USA) /
+55 (11) 2188-0155 (Other) / Code: Oi
Replay available until 11/21/2017:
+55 (11) 2188-0400 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the third quarter of 2017.

3Q17 HIGHLIGHTS

Year-on-year improvement in EBITDA and cash generation based on operational efficiency, coupled with better quality indicators

o	Oi records net income from Brazilian operations and year-on-year improvement in EBITDA and EBITDA margin.
	•	Our Brazilian operations recorded net income for the first time since 3Q15, totaling R$ 217.5 million in 3Q17.
	•	Consolidated net income, which includes international operations, totaled R$ 8 million in the quarter.
	•	Routine EBITDA totaled R$ 1,597 million in 3Q17, 4.1% up on 3Q16.
	•	Routine EBITDA margin reached 27.0%, 2.2 p.p. more than in 3Q16.

o	Net service revenues resume sequential growth trajectory.
	•	Net service revenues moved up 2.3% over 2Q17, driven by increased penetration of convergent products, recharge volume growth in the prepaid segment and increased postpaid revenues due to higher sales of new unlimited plans.

o	The Company reduced costs by R$ 337 million in 3Q17 and R$ 1.5 billion in the first nine months of 2017.
	•	Operational efficiency promotes sustainable cost reduction, supported by continuous improvement in quality indicators.

o	Oi continues increasing infrastructure investments, reinforcing its commitment to business sustainability and the future of the Company.
	•	Oi increased investments by 36.3% over 3Q16, reaching R$ 1.3 billion in 3Q17. CAPEX/ Net Revenues totaled 22.6%, compared with 15.9% in 3Q16.
	•	In 9M17, total investments reached R$ 3.8 billion, 11.6% higher than in 9M16.

o	Since the beginning of the Judicial Reorganization, Oi’s operations have generated R$ 2.6 billion in cash.
	•	In 3Q17, our cash moved up by R$ 287 million, supporting the increase in the Company’s investments in these three months.

o	Initiatives designed to increase operational efficiency and improve customer experience result in consistently better operating indicators.
•

Active management based on infrastructure modernization and expansion of network capacity, preventive actions to increase productivity, better customer service and digitalization lead to operational efficiency gains and better customer experience.

•

As a result, Oi has been recording substantial improvements in the customer experience, with continuous reductions in ANATEL (-13.9% y.o.y.) and Small Claims Court (JEC – Juizado Especial Cível) (-33.7% y.o.y.) complaint indicators.

o	Oi’s Judicial Reorganization process continues to advance and the Company continues to negotiate with creditors seeking the best proposal for a Judicial Reorganization Plan, to be submitted for approval at the General Meeting of Creditors on December 7.

3Q17 HIGHLIGHTS

Summary

in R$ million or otherwise stated	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Oi S.A. Consolidated
Total Net Revenues	5,964	6,394	5,839	-6.7%	2.1%	17,962	19,674	-8.7%
EBITDA	1,605	1,645	1,617	-2.4%	-0.7%	4,945	4,846	2.1%
EBITDA Margin (%)	26.9%	25.7%	27.7%	1.2 p.p.	-0.8 p.p.	27.5%	24.6%	2.9 p.p.
Routine EBITDA	1,605	1,645	1,617	-2.4%	-0.7%	4,945	4,940	0.1%
Routine EBITDA Margin (%)	26.9%	25.7%	27.7%	1.2 p.p.	-0.8 p.p.	27.5%	25.1%	2.4 p.p.
Net Income (Loss) attributable to owners of the Company (1)	8	-1,214	-3,272	-100.6%	-100.2%	-3,465	-3,713	-6.7%
Net Debt	44,109	41,184	44,499	7.1%	-0.9%	44,109	41,184	7.1%
Available Cash	7,717	7,142	7,431	8.1%	3.9%	7,717	7,142	8.1%
CAPEX	1,346	1,004	1,234	34.1%	9.1%	3,847	3,509	9.6%

in R$ million or otherwise stated	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
BRAZIL
Revenue Generating Units - ('000)(2)	62,931	67,893	63,216	-7.3%	-0.5%	62,931	67,893	-7.3%
Residential	16,121	16,498	16,272	-2.3%	-0.9%	16,121	16,498	-2.3%
Personal Mobility	39,626	44,118	39,802	-10.2%	-0.4%	39,626	44,118	-10.2%
B2B	6,543	6,634	6,501	-1.4%	0.6%	6,543	6,634	-1.4%
Public Telephones	641	644	641	-0.4%	0.0%	641	644	-0.4%
Total Net Revenues(2)	5,918	6,192	5,792	-4.4%	2.2%	17,775	19,053	-6.7%
Net Service Revenues(3)	5,863	6,149	5,733	-4.7%	2.3%	17,606	18,886	-6.8%
Residential	2,321	2,345	2,227	-1.0%	4.2%	6,902	7,061	-2.3%
Personal Mobility	1,884	1,897	1,814	-0.7%	3.9%	5,588	5,737	-2.6%
Customer (3)	1,761	1,754	1,713	0.4%	2.8%	5,222	5,266	-0.8%
B2B	1,596	1,832	1,627	-12.9%	-1.9%	4,926	5,816	-15.3%
Net Customer Revenues(4)	5,676	5,934	5,573	-4.3%	1.9%	17,042	18,101	-5.9%
Routine EBITDA	1,597	1,534	1,601	4.1%	-0.3%	4,890	4,664	4.8%
Routine EBITDA Margin (%)	27.0%	24.8%	27.6%	2.2 p.p.	-0.7 p.p.	27.5%	24.5%	3.0 p.p.
CAPEX	1,339	982	1,229	36.3%	8.9%	3,794	3,401	11.6%
Routine EBITDA - CAPEX	258	552	372	-53.3%	-30.7%	1,095	1,263	-13.3%
Net Income (Loss) from Brazilian Operations	218	-1,267	-2,977	-117.2%	-107.3%	-2,920	-3,281	-11.0%

(1) 1Q16, 2Q16 and 3Q16 data were restated as explained in the Disclaimer section of this document.
(2) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.
(3) Excludes handset revenues.
(4) Excludes handset and network usage revenues.

OPERATING RESULTS

Net Revenues

Table 1 – Breakdown of Net Revenues

	Quarter					9 Months			Weight %
R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY	3Q17	3Q16
Consolidated Total Net Revenues	5,964	6,394	5,839	-6.7%	2.1%	17,962	19,674	-8.7%	100%	100%
Brazil (1)	5,918	6,192	5,792	-4.4%	2.2%	17,775	19,053	-6.7%	99.2%	96.8%
Residential	2,321	2,345	2,227	-1.0%	4.2%	6,902	7,061	-2.3%	38.9%	36.7%
Personal Mobility	1,939	1,940	1,872	-0.1%	3.6%	5,757	5,904	-2.5%	32.5%	30.3%
Service	1,884	1,897	1,814	-0.7%	3.9%	5,588	5,737	-2.6%	31.6%	29.7%
Customer	1,761	1,754	1,713	0.4%	2.8%	5,222	5,266	-0.8%	29.5%	27.4%
Network Usage	123	143	100	-13.8%	22.8%	365	471	-22.5%	2.1%	2.2%
Sales of handsets, SIM cards and others	55	43	58	27.8%	-6.6%	170	167	1.6%	0.9%	0.7%
B2B	1,596	1,832	1,627	-12.9%	-1.9%	4,927	5,816	-15.3%	26.8%	28.7%
Other services	62	75	65	-17.6%	-5.0%	189	272	-30.3%	1.0%	1.2%
Others	46	202	47	-77.3%	-2.6%	187	620	-69.9%	0.8%	3.2%

Brazil
Net Service Revenues	5,863	6,149	5,733	-4.7%	2.3%	17,606	18,886	-6.8%	98.3%	96.2%
Net Customer Revenues	5,676	5,934	5,573	-4.3%	1.9%	17,042	18,101	-5.9%	95.2%	92.8%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 3Q17, consolidated net revenues totaled R$ 5,964 million (+2.1% q.o.q. and -6.7% y.o.y.). Net revenues from Brazilian operations came to R$ 5,918 million (+2.2% q.o.q. and -4.4% y.o.y.), while net revenues from international operations (Africa and East Timor) totaled R$ 46 million (-2.6% q.o.q. and -77.3% y.o.y.), with the year-on-year decline being basically due to the reduction in the interest held by one of Oi’s companies in the capital stock of Namibian telecommunications operator Mobile Telecommunications Limited in January 2017, as announced to the market on January 31, 2017.

BRAZIL

In 3Q17, net revenues from Brazilian operations totaled R$ 5,918 million, 4.4% down from 3Q16 and 2.2% up on the previous quarter. The year-on-year reduction was chiefly due to the combination of (i) the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs; (ii) the natural downward trend in fixed voice traffic; (iii) the decline in recharge volume and in the recharger base in the prepaid segment and the reduction in revenues from the B2B segment, both due to the economic downturn and the higher unemployment rate compared with 3Q16. It is worth noting that these effects were partially offset by the continuous growth in data and pay-TV revenues and by the increase in postpaid revenues in Personal Mobility.

The upturn in net revenues from Brazilian operations over 2Q17 was mainly due to the increase in recharge volume and recharger base in the prepaid segment, following the slight reduction in the unemployment rate compared with the end of 2Q17 (-0.6 p.p.), to increased postpaid revenues due to higher sales of the new unlimited plans and to the continuous increase of broadband and TV in the Residential segment.

Total net service revenues, which exclude handset revenues, stood at R$ 5,863 million in 3Q17 (-4.7% y.o.y. and +2.3% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,676 million (-4.3% y.o.y. and +1.9% q.o.q.).

OPERATING RESULTS

Residential

	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Residential
Net Revenues (R$ million)(1)	2,321	2,345	2,227	-1.0%	4.2%	6,902	7,061	-2.3%
Revenue Generating Units (RGU) - ('000)(1)	16,121	16,498	16,272	-2.3%	-0.9%	16,121	16,498	-2.3%
Fixed Line in Service	9,465	10,087	9,657	-6.2%	-2.0%	9,465	10,087	-6.2%
Fixed Broadband	5,207	5,164	5,219	0.8%	-0.2%	5,207	5,164	0.8%
Pay TV	1,449	1,247	1,396	16.2%	3.8%	1,449	1,247	16.2%
ARPU Residential (R$)	81.1	77.1	76.5	5.3%	6.0%	79.1	76.4	3.5%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

Net revenues from the Residential segment totaled R$ 2,321 million in 3Q17, 4.2% up on 2Q17, mainly due to the growth of broadband and pay-TV revenues, driven by Oi Total and Oi Total Play customer base growth. Compared with 3Q16, net revenues edged down 1.0%, mostly as a result of the decline in the fixed voice customer base and in voice traffic and the annual cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs, partially offset by growth in broadband, pay-TV and interconnection revenues, thanks to higher incoming traffic in 3Q17. Additionally, the annual price readjustment as of July, 2017 also impacted revenues in the quarter.

In 3Q17, Oi registered 16,121 thousand RGUs in the Residential segment (-2.3 y.o.y. and -0.9% q.o.q.). The annual and sequential customer base reductions were mostly due the combination of two price rises this year that ended up impacting churn: (i) the decision of Brazil’s Federal Supreme Court on the incidence of ICMS tax on the plan’s subscription that does not include franchise, resulting in higher gross amounts for the customer base in the first half of 2017 (ii) the annual adjustment in service plans in 3Q17. Even in this scenario, the pace of base reduction slowed down by 0.9 p.p. from 3Q16. This deceleration was due to continued growth of gross adds in the segment, thanks to the high adherence of customers to Oi’s main convergent offer, Oi Total. This appealing offer aims to build customer loyalty and increase the profitability of our base by offering more products to households, also helping increase Residential ARPU.

Residential ARPU

Residential ARPU totaled R$ 81.1 in 3Q17, 5.3% up on 3Q16 and 6.0% up on 2Q17, driven by broadband and pay-TV ARPU growth of 1.1% and 6.3% over 3Q16, respectively, and 6.0% and 5.2% over 2Q17, respectively, as well as the upturn in convergent offers, with an increase in the number of households with more than one Oi product (+3.0 p.p. y.o.y. and +0.7 p.p. q.o.q.).

Fixed line

Oi ended 3Q17 with 9,465 thousand fixed line customers in the Residential segment (-6.2% y.o.y. and -2.0% q.o.q.). However, fixed line gross adds gathered pace, reaching their highest level since 4Q13 (+14.9% y.o.y. and +7.5% q.o.q.).

As a result of the Company’s sales efforts focused on higher profitability offers, the share of low-end offerings in fixed line gross adds continued to decline in 3Q17 (-7.0 p.p. y.o.y. and -0.7 p.p. q.o.q.). Also, the convergent offers have been growing consistently and closed the quarter with around 1.8 million customers, 23.9% more than in 2Q17. Oi Total also increased its share in the Residential fixed line base to 18.5% at the end of the quarter.

In addition to being one of the pillars of the strategy to increase profitability in the Residential segment by helping increase the number of households with more than one Oi product, convergent offers are designed to build customer loyalty and reduce the Company’s churn rates. In 3Q17, Oi Total Residencial (3P) had a churn rate 44.0% lower than the one recorded by the standalone offering, while the Oi Voz Total (OVT) convergent offer, which accounted for 12.2% of the fixed line base in the segment, recorded a churn rate 32.6% lower than that of the standalone offering.

OPERATING RESULTS

After launching Oi Total, in 1Q16, Oi began an effort of organic migration from Oi Conta Total (OCT), the previous convergent offer, to Oi Total, aiming to boost customer loyalty and profitability. Consequently, in 3Q17, 44.3% of total gross adds of Oi Total Solução Completa (4P) were to OCT (3P) customers. In the quarter, Oi Total and OCT together accounted for 22.0% of the fixed base, a significant 7.0 p.p. increase over 3Q16, underlining the success of this strategy.

Broadband

The Company closed 3Q17 with 5,207 thousand fixed broadband RGUs in the Residential segment (+0.8% y.o.y. and -0.2% q.o.q.). As with fixed line gross adds, broadband gross adds continued to grow and reached their highest level since 3Q13, climbing 21.0% over 3Q16 and 8.7% over 2Q17. The increase in gross adds contributed to broadband base growth in the year, totaling +42 thousand RGUs in the last 12 months. In 3Q17, Oi recorded 13 thousand net disconnections.

The Company has been focusing on structural network investments in order to enable the offer of higher broadband speeds as part of the strategy to increase profitability through convergence and the concentration of sales in high-end offers. VDSL technology (broadband with speeds of up to 35 Mbps) has been boosting Oi Total sales and increasing the share of high-end offers with higher speeds in the customer base. These efforts are designed to both attract new customers and increase the average speed of its current base, thus improving the customer experience. As a result, broadband penetration in households with an Oi fixed line continued to grow, reaching 55.0% in 3Q17 (+3.8 p.p. y.o.y. and +1.0 p.p. q.o.q.), while the share of low-end offers in broadband gross adds continued to decline (-4.0 p.p. y.o.y. and -1.8 p.p. q.o.q.).

Also as a result of the increase in these investments, the average speed of broadband customers continued to grow, reaching 7.9 Mbps at the end of 3Q17 (+23.0% y.o.y. and +5.0% q.o.q.). The share of RGUs with speeds starting at 5 Mbps increased 8.5 p.p. over 3Q16 to 76.3%, while the share of RGUs with speeds starting at 10 Mbps grew 11.4 p.p. to 52.1% in the same period. Meanwhile, the share of RGUs with speeds starting at 15 Mbps moved up 11.1 p.p. over 3Q16 to 21.2% this quarter. It is important to mention that Oi reached an important milestone with the average speed of broadband gross adds exceeding 10 Mbps, at 10.3 Mbps in 3Q17 (+13.7% y.o.y. and +4.7% q.o.q.). In 3Q17, 87.1% of gross adds had speeds starting at 5 Mbps (+4.0 p.p. y.o.y.), 69.3% had speeds starting at 10 Mbps (+8.4 p.p. y.o.y.) and 42.7% had speeds starting at 15 Mbps (+12.6 p.p. y.o.y.).

In 3Q17, the Company launched Oi Total Play, an offer that combines fixed line with unlimited calls to any fixed line phone, up to 15 mega broadband, a Wi-Fi modem and extensive video content, including on-demand options. This offer is a pioneer in the Brazilian market, since it provides video content that can be accessed by various devices, using the Oi Play platform, without the need to hire a pay-TV package. Oi Total Play adds value to broadband and reinforces the Company's strategy of growing in the residential services market while advancing its digital transformation process.

Pay TV

Oi closed 3Q17 with 1,449 thousand pay-TV RGUs in the Residential segment, recording growth in both annual and sequential terms for the sixth consecutive quarter, 16.2% up on 3Q16 and 3.8% higher than in 2Q17. As a result, Oi’s share of the total pay-TV market increased from 6.3% in May 2016 to 7.5% in May 2017, and it is worth highlighting that Oi was the operator with the best performance in this market in the annual comparison. It is worth noting that Oi TV is an important product for the convergence strategy in the Residential segment and, thanks to its distinction, has contributed to growth in Oi Total sales and base.

As with the other Residential products, Oi TV has also been recording growth in gross adds, which have reached their highest gross add level since the beginning of 2015, climbing 19.4% over 3Q16 and 3.0% over 2Q17. In 3Q17, the voluntary churn rate fell 0.2 p.p. from 3Q16 and increased 0.2 p.p. over 2Q17. As a result of growth in gross adds and the year-on-year reduction in the churn rate, net adds continued to move up, totaling 202 thousand RGUs in twelve months. The slight increase in the churn rate in the quarter was fully offset by the upturn in grows adds. As a result, Oi recorded net adds of 53 thousand RGUs in the pay-TV segment in 3Q17. It is worth noting that Oi was the operator with the highest growth in the pay-TV market among the major economic groups between May 2016 and May 2017.

OPERATING RESULTS

As part of the strategy of increasing profitability, Oi TV’s penetration in households with Oi fixed line continued to grow in 3Q17, reaching 15.3% in 3Q17 (+2.9 p.p. y.o.y. and +0.9 p.p. q.o.q.). Oi TV’s superior quality and the sales performance of Oi Total contributed to continuous growth in the share of high-end offers in Oi’s pay-TV segment, which climbed 3.9 p.p. over 3Q16, to 30.3%.

Oi TV offers full content, with high-definition channels (including open channels) in all its plans and the most complete offer provides up to 184 channels, 62 of which are in HD. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), as well as TV Everywhere, a service that allows customers to watch content from 49 channels, including 28 with live content and more than 34 thousand on-demand titles, in accordance with the contracted plan, in any device (smartphone, tablet or PC) connected to the Internet at no additional cost. TV Everywhere includes the Oi Play virtual platform, reinforcing Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

In order to cater to the different user profiles, the Company also offers a prepaid service for Oi TV, in which customers have the option to share their credits between their mobile phones and pay TV, with a choice between biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Personal Mobility
Net Revenues (R$ million)(1)	1,939	1,940	1,872	-0.1%	3.6%	5,757	5,904	-2.5%
Service	1,884	1,897	1,814	-0.7%	3.9%	5,588	5,737	-2.6%
Customer (2)	1,761	1,754	1,713	0.4%	2.8%	5,222	5,266	-0.8%
Network Usage	123	143	100	-13.8%	22.8%	365	471	-22.5%
Sales of handsets, SIM cards and others	55	43	58	27.8%	-6.6%	170	167	1.6%
Revenue Generating Units (RGU) - ('000)(1)	39,626	44,118	39,802	-10.2%	-0.4%	39,626	44,118	-10.2%
Prepaid Plans	32,807	37,318	32,963	-12.1%	-0.5%	32,807	37,318	-12.1%
Postpaid Plans (3)	6,820	6,800	6,839	0.3%	-0.3%	6,820	6,800	0.3%
(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Excludes handset and network usage revenues.

(3) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,939 million in 3Q17, virtually in line with 3Q16 (-0.1%), as the increase in customer and handset revenues partially offset the decline in network usage revenues, which were impacted by the annual cut in interconnection tariffs (MTR). Compared with 2Q17, net revenues climbed 3.6%, mainly due to i) the rise of sales and of the average ticket of the post-paid + control segment, driven by the launch of high-end offers featuring unlimited voice bundles and higher data packages; (ii) the slight improvement of the macroeconomic environment, impacting prepaid recharge levels (iii) the initial impact of the annual increase in rates in the postpaid segment as of July 2017; and (iv) the dissemination of innovative mobile applications that improve customer experience and encourage the use of services.

In 3Q17, customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,761 million, 0.4% up on 3Q16 and 2.8% higher than in 2Q17. Maintaining an upward trend, revenues from the postpaid + control segment continued to grow year on year, climbing 9.2% over 3Q16 (excluding long-distance revenues) and 4.4% over 2Q17. The year-on-year increase in customer revenues was partially offset by the annual decline in prepaid revenues, which fell 3.1% (also excluding long-distance revenues). In the sequential comparison, prepaid revenues (excluding long-distance revenues) also fueled customer revenues, with an upturn of 2.5%, driven by the increase in recharge volume linked to the gradual improvement in the unemployment rate, encouraging prepaid customers to recharge.

OPERATING RESULTS

Data revenues continued their upward trend, reaching R$ 1,037 million (+12.5% y.o.y. and 6.4% q.o.q.) and accounted for 58.9% of total customer revenues in the quarter (+6.4 p.p. y.o.y. and +2.0 p.p. q.o.q.). This increase was helped by the higher penetration of smartphones in the customer base and the focus on Oi Livre, Oi Mais and Oi Mais Controle, which feature more extensive data allowances and the possibility of exchanging voice minutes for data in Oi Livre and Oi Mais Controle, ensuring flexibility in package usage and improving the customer experience.

Network usage revenues fell 13.8% from 3Q16 to R$ 123 million in 3Q17, mainly due to the regulated MTR cuts. In February 2016, interconnection tariffs (MTR) declined to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. In February 2017, these same tariffs fell to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. Based on the future cuts approved by ANATEL, MTR tariffs will be as follows: (i) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively. Compared with 2Q17, network usage revenues moved up 22.8%, thanks to higher incoming traffic volume in Oi’s network, as a result of plans offering unlimited minutes available in the market. Handset revenues totaled R$ 55 million in 3Q17 (+27.8% y.o.y. and -6.6% q.o.q.) and smartphones accounted for 100% of sales and 94% of the handsets sold were 4G. In 3Q17, the penetration of 3G and 4G handsets in the base increased 12.0 p.p. over 3Q16, while the penetration of 4G handsets grew 20.0 p.p. in the same period.

Oi closed 3Q17 with 39,626 thousand RGUs in the Personal Mobility segment, 10.2% down from 3Q16 and 0.4% up on 2Q17. In 3Q17, Oi recorded 176 thousand net disconnections, comprising 19 thousand net disconnections in the postpaid segment (versus 41 thousand net disconnections in 2Q17, reflecting the slowdown of the decline in the postpaid segment) and 156 thousand net disconnections in the prepaid segment, as a result of stricter disconnections rules designed to avoid paying fees for inactive customers, thus preserving the Company’s cash and increasing profitability.

Oi’s mobile customer base (Personal Mobility + B2B) totaled 41,933 thousand RGUs in 3Q17, 39,626 thousand of which in the Personal Mobility segment and 2,307 thousand in the B2B segment. Gross additions totaled 4.4 million, while net disconnections came to 120 thousand in 3Q17.

Prepaid

The prepaid customer base closed 3Q17 with 32,807 thousand RGUs in 2Q17, 12.1% less than in 3Q16, mainly due to (i) the disconnection of inactive customers; (ii) the SIM card consolidation movement observed in the market; and (iii) the still slow recovery in the macroeconomic environment, with an unemployment rate of 12.4%, 0.6 p.p. higher than in September 2016. Even in this unfavorable scenario, prepaid ARPU continued to grow year on year, moving up 11.3% in 3Q17, driven by the increase in data revenues, reflecting the improvement in the customer base profile.

Compared with 2Q17, the prepaid customer base remained virtually flat. On the other hand, prepaid revenues increased 2.5% in the quarter, while recharge volume and the recharger base (number of active prepaid customers who make recharges) edged up slightly (+1.7% and +0.6%, respectively, over 2Q17) thanks to (i) the 0.6 p.p. reduction in the unemployment rate since the close of 2Q17; and (ii) growth of the Oi Livre offer, which was updated in 2Q17 and now features an unprecedented functionality that allows customers to choose whether they will use voice or data directly on the Minha Oi app. As a result, prepaid ARPU grew 2.7% over 2Q17.

At the end of the quarter, Oi Livre accounted for 63% of the total prepaid base (+7.8 p.p. q.o.q. and +20.8 p.p. y.o.y.), with an average ticket 17.3% higher than that of other offers.

Postpaid

Oi closed the quarter with 6,820 thousand RGUs in the postpaid + control segment, virtually in line with 3Q16 and 2Q17 (+0.3 and -0.3%, respectively), accounting for 17.2% of the total Personal Mobility customer base, versus 15.4% in 3Q16. Postpaid ARPU (excluding MTR) climbed 10.4% over 3Q16 and 8.2% over 2Q17, mainly due to the upturn in data revenues and the increase of higher-end offerings focusing on growing customer profitability, as well as to annual services readjustments that took place as of July, 2017.

OPERATING RESULTS

Growth of Oi Mais and Oi Mais Controle, the main offers in the postpaid + control segment, contributed to the positive results recorded this quarter, as they feature extensive data allowances, as well as minute allowances to call any operator anywhere in the country. In the case of Oi Mais, the packages include unlimited minutes, following the market trend in an increasingly competitive environment.

These offers boosted sales in 3Q17, fueling the 7.6% quarter-on-quarter increase in gross adds. The impact of the improved sales profile due to the new plans offering unlimited minutes in the postpaid segment can be seen in the upturn of ARPU of gross adds, which moved up 6.9% after these offers were updated. At the end of 3Q17, Oi Mais and Oi Mais Controle accounted for 55% of the total postpaid + control base (versus 49% at the end of 2Q17).

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,407 municipalities in 2Q17 (corresponding to 93% of the country’s urban population), while 3G coverage reached 1,502 municipalities (+1.6% y.o.y.), or 80% of the Brazilian urban population.

At the end of 3Q17, 4G LTE coverage reached 295 municipalities, or 63% of Brazil’s urban population, 12 p.p. more than in 3Q16.

Oi shares the 3G/4G network with other operators in order to optimize investments and reduce costs while working to consistently improve the quality of services and customer experience. In order to meet the growing demand for data, Oi has been focusing its efforts on improving its 3G and 4G network capacity with a view to allowing consistent growth of data traffic in the network, while consistently improving ANATEL’s network quality metrics.

Mobile ARPU

In 3Q17, mobile ARPU stood at R$ 16.1 (+9.9% y.o.y. and +4.7% q.o.q.). Excluding interconnection revenues, mobile ARPU increased 11.0% over 3Q16 and 3.6% over 2Q17.

Since 4Q16, the Company has been reporting mobile ARPU excluding revenues from traffic between Oi’s mobile and fixed line divisions (intercompany), but including revenues from mobile long-distance calls in total mobile service revenues (Personal Mobility + B2B). This amount is then divided by the average customer base (Personal Mobility + B2B) to calculate the Company’s mobile ARPU.

OPERATING RESULTS

B2B

	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
B2B
Net Revenues (R$ million)(1)	1,596	1,832	1,627	-12.9%	-1.9%	4,927	5,816	-15.3%
Revenue Generating Units (RGU) - ('000)(1)	6,543	6,634	6,501	-1.4%	0.6%	6,543	6,634	-1.4%
Fixed	3,685	3,794	3,696	-2.9%	-0.3%	3,685	3,794	-2.9%
Broadband	539	558	542	-3.4%	-0.5%	539	558	-3.4%
Mobile	2,307	2,270	2,251	1.6%	2.5%	2,307	2,270	1.6%
Pay TV	12	12	13	-2.5%	-7.3%	12	12	-2.5%
(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,596 million in 3Q17 (-12.9% y.o.y. and -1.9% q.o.q.). The year-on-year decline was due to (i) lower voice traffic, following the natural market trend as this service has been losing its appeal; (ii) the cut in regulated interconnection (MTR) and fixed-to-mobile (VC) tariffs; and (iii) the country’s slow economic recovery, with impacts on corporate and government customers, who are trying to reduce costs, and the closure of agencies and points of sale. The sequential downturn was mainly caused by the reduction in voice traffic, partially offset by the annual increase in service rates in the small and medium enterprises (SMEs) segment.

Despite the negative external effects on the segment, Oi remains focused on improving quality, offering innovative products and increasing profitability in the B2B segment by marketing offers better suited to customers’ needs. Oi has thus been concentrating its efforts on constantly improving the quality of its services, with a positive impact on customer satisfaction, which can be measured by the consistent improvement in operational quality indicators in Large Companies and SMEs, including the average time until installation and volume of billing complaints, which will be discussed in further detail below. In the Corporate segment, the Company continued investing in innovative IT and information security solutions and service digitalization in order to increase non-voice revenue and meet customers’ needs. Consequently, IT revenues in the B2B segment climbed 18.7% over 3Q16 and 19.8% over 2Q17. In the SMEs segment, Oi boosted sales by repositioning its Business Mobility portfolio through the offer of unlimited minutes at prices that are both attractive for customers and sustainable for the Company, which helped increase ARPU of gross adds and customer profitability.

The Company recorded 6,543 thousand RGUs in the B2B segment in 3Q17 (-1.4% y.o.y. and +0.6% q.o.q.).

Corporate

Oi’s Corporate segment has been heavily impacted by the economic slowdown in Brazilian economy and the public sector crisis, as private and mixed-economy customers have been trying to reduce costs, including by closing points of sale, while federal, state and municipal governments, which account for a significant share of Oi’s Corporate revenues, have reduced contracts, limited investments and postponed new projects.

Despite the adverse scenario, the Corporate segment is focusing on alternative services in order to reduce its dependence on traffic revenues, concentrating sales on higher-margin services, such as advanced data, Internet of Things (IoT), IT (Datacenter, Oi Smart Cloud, Colocation, Hosting), Big Data & Analytics and cybersecurity solutions, in line with the business trend of digital transformation. As a result, non-voice service revenues accounted for 70.5% of Corporate revenues, 3.4 p.p. more than in 3Q16, driven by growth in IT revenues, which rose 18.5% over 3Q16 and 24.3% over 2Q17. In addition, since the end of the first quarter of 2017, Oi has been working to migrate printed bills to digital ones, as a way to simplify payment for customers and contribute to cost reduction. By the end of 3Q17, 50.7% of the total printed pages of Large Corporations (Corporate + Wholesale) had already been converted.

As previously mentioned, Oi continues improving the quality of services in order to provide a better customer experience, reflected in the year-on-year decline of 12.9% in the average time until installation and 40.6% in billing complaints - both indicators refer to Large Companies.

OPERATING RESULTS

SMEs

The deterioration of the Brazilian macroeconomic scenario also impacted the country’s small and medium enterprises, increasing these companies’ credit risk, which helped reduce our base and revenues in this segment. On the other hand, Oi has been focusing on improving operational indicators, simplifying its offer portfolio, on the broadband up-selling strategy and on digitalization of services, with a positive impact on customer retention and profitability, as well as the customer experience.

Also in the SMEs segment, the Company continued investing in the quality of services, reflected in the reduction of 26.4%, 8.7% and 37.9%, respectively, in the average time until installation and repair and volume of billing complaints.

As previously mentioned, in 3Q17, Oi launched a new portfolio of mobile offers for SMEs, with more benefits to customers at slightly higher prices, which were still the most competitive in the market. These offer updates include (i) unlimited minutes in all postpaid plans; (ii) more extensive voice allowance and unlimited national on-net traffic in the Controle plan; (iii) increase in the data allowance of the Oi Mais entry plan from 5GB to 6GB; and (iv) highly competitive prices in the sale of multiple accesses (over 50). These new offers were designed to meet customers’ needs and help attract high-quality gross adds, increasing ARPU of the base and gross adds. Together with the portfolio update, the Company has been expanding its sales channels for SMEs, increasing the salesforce both in telesales and physical stores in order to support gross add growth. Oi managed to increase the number of productive salespeople by 28% between 2Q17 and 3Q17, underlining the success of this initiative.

This segment’s main offer is Oi Mais Empresas, featuring mobile plans with 4G data, unlimited minutes and fixed line at a fixed monthly fee (flat fee model), allowing increased cash flow predictability, which adds to its appeal. At the end of 3Q17, this offer represented 46% of the fixed line customer base (+6.0 p.p. q.o.q.) and 43% of the mobile customer base (+3.0 p.p. q.o.q.) of this segment. It is also worth mentioning that ARPU of fixed line and mobile gross adds climbed 0.9% and 9.6%, respectively, over 3Q16, improving the sales profile.

This offer also features the Oi Mais Empresas app, which features a fully digital customer service channel that allows customers to acquire services, contract plan upgrades, make complaints and request bill copies and repairs, among others, all via smartphone, without the need to contact our call center. More than 360 thousand small and medium enterprises have adhered to the new offering portfolio and are benefiting from the app, which has a user satisfaction level of 88%.

OPERATING RESULTS

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Operating Costs and Expenses
Brazil	4,321	4,658	4,191	-7.2%	3.1%	12,886	14,389	-10.4%
Personnel	673	743	605	-9.4%	11.2%	1,920	2,121	-9.4%
Interconnection	178	287	170	-37.9%	4.7%	579	849	-31.8%
Third-Party Services	1,553	1,618	1,557	-4.0%	-0.2%	4,666	4,710	-0.9%
Network Maintenance Service	326	249	331	31.1%	-1.3%	938	1,233	-23.9%
Handset Costs/Other (COGS)	45	68	34	-33.9%	32.9%	152	181	-16.2%
Marketing	115	64	106	81.7%	8.8%	283	282	0.3%
Rent and Insurance	1,078	1,044	1,060	3.3%	1.7%	3,199	3,188	0.3%
Provision for Contingencies	121	235	93	-48.5%	30.0%	324	729	-55.6%
Provision for Bad Debt	173	167	185	3.4%	-6.6%	518	458	13.1%
Taxes and Other Expenses (Revenues)	58	183	50	-68.5%	16.8%	307	637	-51.9%
Others	37	92	31	-59.5%	20.8%	131	345	-62.0%
Routine OPEX	4,358	4,750	4,222	-8.2%	3.2%	13,017	14,733	-11.7%

In 3Q17, consolidated routine opex, including international operations, came to R$ 4,358 million, 8.2% down from 3Q16 and 3.2% up on 2Q17.

Routine opex in Brazilian operations totaled R$ 4,321 million in 3Q17 (-7.2% y.o.y. and +3.1% q.o.q.). Considering inflation (IPCA) of 2.5% in the last twelve months, this result corresponded to a decrease of 9.5% in real terms compared to 3Q16. It is important to highlight that this reduction in costs and expenses occurred in a planned manner, without compromising the quality of its activities, as underlined by the improvement in operational and quality indicators, directly reflecting a better customer experience.

Personnel

In 3Q17, personnel costs and expenses in Brazilian operations totaled R$ 673 million, 9.4% less than in 3Q16, mainly due to the positive results of the initiatives the Company has been undertaking to increase productivity and operational efficiency in several areas. In sequential terms, personnel costs and expenses climbed 11.2%, mainly due to i) the structuring of in-house teams to further strategic projects, such as Digital, and the insourcing of services that used to be provided by third parties, in order to improve quality and productivity in critical processes; ii) higher provisions for variable compensation related to the achievement of operational, financial and quality targets in 2017.

Interconnection

Interconnection costs in Brazilian operations came to R$ 178 million in 3Q17, 37.9% less than in 3Q16, chiefly due to the interconnection (MTR, TU-RL and TU-RIU) tariff cuts in February 2017, partially offset by the increase in traffic volume.  Compared with 2Q17, interconnection costs climbed 4.7%, following the increase in off-net traffic volume, as a result of the offers based on the all-net model.

Third-party Services

In 3Q17, costs and expenses related to third-party services in Brazilian operations totaled R$ 1,553 million, in line with the previous quarter. Compared with 3Q16, these costs and expenses fell 4.0%, mostly due to lower spending on legal advisory and consulting services and lower call center expenses in 3Q17, partially offset by higher content acquisition (TV and VAS) and sales commission expenses. It is important to point out that the reduction in consulting and call center expenses was the result of several efforts designed to increase efficiency, including the customer service quality model and the Cuidar do Cliente (Caring for the Customer) program, both of which were implemented by Oi in order to improve processes and customer service quality. The results of these initiatives are underlined by continuous improvement in several indicators, such as an 11.1% drop in customer service costs, a 24.8% decline in the number of repeated calls and an 8.0% increase in customer compared with 3Q16.

OPERATING RESULTS

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 326 million in 3Q17, 31.1% higher than in 3Q16, mainly due to the insourcing of technical support call center operations in 2017 and contract readjustments in the period.

Compared with 2Q17, network maintenance service costs and expenses fell 1.3%. This cost reduction, albeit small, was the result of initiatives focused on preventive measures and higher productivity, which increased efficiency in field operations. As a result, the Company recorded significant improvements in the quality of services, expressed by indicators such as average waiting time for problem resolution (-20.6% y.o.y.), rework rate within 30 days (-16.6% y.o.y.) and average time until installation (-29.7 y.o.y.) and complaints to ANATEL for technical reasons (-31.4% y.o.y.).

Handset Costs/Other (COGS)

In 3Q17, handset costs in Brazilian operations amounted to R$ 45 million, a reduction of R$ 23 million versus 3Q16, due to lower handset sales, and an increase of R$ 11 million versus 2Q17, as a result of higher handsets sales.

Marketing

Marketing expenses totaled R$ 115 million in 3Q17, moving up 81.7% over 3Q16 and 8.8% over 2Q17.  The year-on-year increase was due to the Oi Total, Oi Mais and father’s day (Pai Oi Mais) campaigns, while the quarter-on-quarter upturn was due to the Pais Oi Mais and Oi Total 2P campaigns, concentrated in 3Q17.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,078 million in 3Q17, climbing 1.7% over 2Q17 and 3.3% over 3Q16, mainly due to higher equipment, tower and real estate property leasing expenses in the period.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 121 million in 3Q17, 48.5% lower than in 3Q16, basically due to the lower number of claims in the JEC (Small Claims Court) and the reduction in the average claim amount. Compared with 2Q17, these expenses grew 30.0%, due to the revision of the calculation of a labor claim in the period.

Provision for Bad Debt

The provision for bad debt came to R$ 173 million in 3Q17 (+3.4% y.o.y. and -6.6% q.o.q.). The annual increase was due to the increase in consumer default rates as a result of the deterioration of Brazilian macroeconomic scenario, which began to show signs of improvement, leading to the sequential decline. The provision for bad debt represented 2.9% of net revenues from Brazilian operations in the quarter, 0.2 p.p. more than in 3Q16 and 0.3 p.p. less than in 2Q17.

OPERATING RESULTS

EBITDA

Table 3 – EBITDA and EBITDA Margin

	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Oi S.A.
EBITDA (R$ million)	1,605	1,645	1,617	-2.4%	-0.7%	4,945	4,846	2.1%
Brazil	1,597	1,534	1,601	4.1%	-0.3%	4,890	4,570	7.0%
Others	9	110	16	-92.2%	-47.2%	56	276	-79.8%
EBITDA Margin (%)	26.9%	25.7%	27.7%	1.2 p.p.	-0.8 p.p.	27.5%	24.6%	2.9 p.p.
Non-routine Items	0	0	0	n.m.	n.m.	0	-95	-100.0%
Routine EBITDA (R$ million)	1,605	1,645	1,617	-2.4%	-0.7%	4,945	4,940	0.1%
Brazil	1,597	1,534	1,601	4.1%	-0.3%	4,890	4,664	4.8%
Others	9	110	16	-92.2%	-47.2%	56	276	-79.8%
Routine EBITDA Margin (%)	26.9%	25.7%	27.7%	1.2 p.p.	-0.8 p.p.	27.5%	25.1%	2.4 p.p.
Brazil	27.0%	24.8%	27.6%	2.2 p.p.	-0.7 p.p.	27.5%	24.5%	3.0 p.p.
Others	18.7%	54.5%	34.5%	-35.8 p.p.	-15.8 p.p.	29.9%	44.5%	-14.6 p.p.

In 3Q17, consolidated routine EBITDA totaled R$ 1,605 million, 2.4% less than in 3Q16 and 0.7% more than in 2Q17.

Routine EBITDA from Brazilian operations amounted to R$ 1,597 million in 3Q17, a 4.1% increase over 3Q16, sustaining the year-on-year growth since 1Q17, due to sustainable cost reductions as a result of the Company’s initiatives focused on operational efficiency. In the sequential comparison, routine EBITDA from Brazilian operations remained virtually flat (-0.3%). The routine EBITDA margin in Brazilian operations stood at 27.0% (+2.2 p.p. y.o.y. and -0.7 p.p. q.o.q.).

Routine EBITDA from other international operations (Africa and East Timor) totaled R$ 9 million in 3Q17, approximately R$ 101 million less than in 3Q16 and around R$ 7 million less than in 2Q17, due to the reduction in the interest held by one of Oi’s companies in the capital stock of Namibian telecom operator Mobile Telecommunications Limited in January 2017, pursuant to the notice to the market disclosed on January 31, 2017.

Capex

Table 4 – Capex

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Capex
Brazil	1,339	982	1,229	36.3%	8.9%	3,794	3,401	11.6%
Others	7	22	5	-67.0%	43.8%	52	108	-51.5%
Total	1,346	1,004	1,234	34.1%	9.1%	3,847	3,509	9.6%

In 3Q17, the Company’s consolidated investments, considering international operations, totaled R$ 1,346 million (+34.1% y.o.y. and +9.1% q.o.q.). Capex in Brazilian operations came to R$ 1,339 million, climbing 36.3% over 3Q16 and 8.9% over 2Q17. We would like to point out the 9.6% year-on-year increase in the Company’s investments in the first nine months of 2017, to R$ 3,847 million, as well as the 11.6% upturn in investments in Brazilian operations in the period, totaling R$3,794 million.

The focus on structuring investment plans allows the Company to increase the quality of its network and expand IT services, enabling the launch of higher value offers and offering differentiated technological solutions to customers, with a direct impact on the generation of value for the business.

Total network investments in Brazilian operations came to R$ 1,137 million this quarter, accounting for approximately 85% of total investments, while around 9% of investments were allocated to IT improvements.

OPERATING RESULTS

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 – Operational Cash Flow

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Oi S.A.
Routine EBITDA	1,605	1,645	1,617	-2.4%	-0.7%	4,945	4,940	0.1%
Capex	1,346	1,004	1,234	34.1%	9.1%	3,847	3,509	9.6%
Routine Operational Cash Flow (EBITDA - Capex)	259	641	383	-59.6%	-32.4%	1,099	1,432	-23.2%

Table 6 - Operational Cash Flow from Brazilian Operations

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Oi S.A.
Routine EBITDA	1,597	1,534	1,601	4.1%	-0.3%	4,890	4,664	4.8%
Capex	1,339	982	1,229	36.3%	8.9%	3,794	3,401	11.6%
Routine Operational Cash Flow (EBITDA - Capex)	258	552	372	-53.3%	-30.7%	1,095	1,263	-13.3%

Consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 259 million in 3Q17, falling 59.6% from 3Q16 and 32.4% from 2Q17. Routine operational cash flow in Brazilian operations totaled R$ 258 million in 3Q17, declining 53.3% from 3Q16 and 30.7% from 2Q17, mainly due to the above mentioned increase of investments.

Depreciation / Amortization

In 3Q17, depreciation and amortization expenses came to R$ 1,450 million (-6.3% y.o.y. and +2.7% q.o.q.).

Table 7 – Depreciation and Amortization(1)

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	9M16	YoY
Depreciation and Amortization
Total	1,450	1,548	1,413	-6.3%	2.7%	4,382	4,768	-8.1%

(1) 1Q16, 2Q16 and 3Q16 data were restated as explained in the Disclaimer section of this document.

.

FINANCIAL RESULTS

Financial Results

Table 8 – Financial Result (Oi S.A. - Consolidated)

R$ million	3Q17	3Q16	2Q17	9M17	9M16
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(601)	(710)	(833)	(2,023)	(2,366)
Net FX Result (on fin. investments and loans and financing)	857	(792)	(2,634)	(1,081)	777
Other Financial Income / Expenses	(211)	(200)	(1,513)	(1,947)	(1,393)
Net Financial Income (Expenses)	45	(1,701)	(4,981)	(5,051)	(2,982)

Oi S.A. recorded consolidated net financial income of R$ 45 million in 3Q17, versus a net expense of R$ 4,981 million in 2Q17 and a net expense of R$ 1,701 million in 3Q16. The exchange rate accounted for the differences between the quarters, as the hedging transactions were settled in 2Q16 and 3Q16, and the Company’s financial result is now subject to exchange rate fluctuations.

In 3Q17, the Real appreciated 4.24% against the Dollar and 0.85% against the Euro, a change from 2Q17 and 3Q16, when the Real declined. As a result, the “Net FX result” was a gain of R$ 857 million, versus a loss of R$ 2,634 million in 2Q17 and R$ 792 million in 3Q16. The reduction in “Net Interest” expenses in the quarter were mainly due to the lower CDI rate and IPCA inflation compared with 2Q17 and 3Q16, in addition to foreign exchange gains on interest on debt denominated in foreign currencies.

The substantial sequential decline in “Other Financial Income / Expenses” was due to higher interest expenses on other liabilities after Oi joined the REFIS tax refinancing program, with an impact of approximately R$ 800 million on financial expenses.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. - Consolidated) (1)

R$ million	3Q17	3Q16	2Q17	YoY	QoQ	9M17	2015	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	155	96	205	60.6%	-24.2%	563	77	627.5%
Financial Results	45	-1,701	-4,981	-102.7%	-100.9%	-5,051	-2,982	69.4%
Income Tax and Social Contribution	-226	426	1,473	-153.0%	-115.3%	958	-911	-205.2%
Net Loss from Continuing Operations	-26	-1,178	-3,303	-97.8%	-99.2%	-3,530	-3,815	-7.5%
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.	0	0	n.m.
Consolidated Net Loss	-26	-1,178	-3,303	-97.8%	-99.2%	-3,530	-3,815	-7.5%
attributable to owners of the Company	8	-1,214	-3,272	-100.6%	-100.2%	-3,465	-3,713	-6.7%
attributable to non-controlling interests	-33	36	-31	-193.0%	7.0%	-65	-102	-36.6%

(1) 1Q16, 2Q16 and 3Q16 data were restated as explained in the Disclaimer section of this document.

In the quarter, the Company's operating earnings before the financial result and taxes (EBIT) was a positive R$ 155 million, 60.6% up on the R$ 96 million recorded in 3Q16 and around R$ 50 million less than in 2Q17. The annual decline in EBIT was mostly due to 6.3% downturn in depreciation and amortization expenses in 3Q17, while the sequential reduction was caused by the 2.7% increase in depreciation and amortization expenses over 2Q17. The financial result was a positive R$ 45 million, versus a negative R$ 1.7 billion in 3Q16 and a negative R$ 5.0 billion in 2Q17. However, the financial result was fully offset by the increase in income tax and social contribution, giving a consolidated net loss of R$ 26 million in 3Q17, a significant improvement over the net losses of R$ 1.2 billion in 3Q16 and R$ 3.3 billion in 2Q17. It is woth noting that Brazilian operations ended 3Q17 with a net income of R$217.5 million, compared to a net loss of R$ 1,267 million in 3Q16.

DEBT & LIQUITY

Debt & Liquidity

Table 10 – Debt

R$ Million	Sep/17	Sep/16	Jun/17	% Gross Debt
Debt
Short Term	51,827	48,325	51,930	100.0%
Long Term	0	0	0	0.0%
Total Debt	51,827	48,325	51,930	100.0%
In Local Currency	14,531	13,044	14,197	28.0%
In Foreign Currency	37,191	35,177	37,628	71.8%
Swaps	105	105	105	0.2%
(-) Cash	-7,717	-7,142	-7,431	-14.9%
(=) Net Debt	44,109	41,184	44,499	85.1%

Oi S.A. ended 3Q17 with consolidated gross debt of R$ 51,827 million (-0.2% q.o.q. and +7.3% y.o.y.). Debt fell from 2Q17 despite the interest accrual effect following the 4.2% and 0.85% appreciation of the Real against the Dollar and the Euro, respectively. Compared with 3Q16, debt moved up mainly due to interest accrued on debt in Real and foreign currencies in the last 12 months. Since the request for judicial reorganization, on June 20, 2016, no payments of interest or principal amortization of the Company's debts have been made. In annual terms, the Real appreciated 2.41% against the Dollar and depreciated 2.59% against the Euro, with a material year-on-year impact on debt.

At the end of 3Q17, net debt stood at R$ 44,109 million, edging down 0.9% from 2Q17 and increasing 7.0% over 3Q16. The quarter-on-quarter reduction was due both to lower gross debt, as explained earlier, and to the 3.8% increase in consolidated cash, thanks to the strong performance of operational cash generation and financial income on the cash. Compared with 3Q16, net debt increased due to higher gross debt, despite the favorable performance of cash, which moved up year on year.

DEBT & LIQUITY

Table 11 – Cash Position (Brazilian operations)

2Q17 Cash Position	7,431
Routine EBITDA	1,597
Capex	-1,339
Working capital	-67
Judicial Deposits + Taxes	-61
Financial operations	157
Other	0
3Q17 Cash Position	7,717

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	3Q17
Int'l Capital Markets	33,413
Local Capital Markets	4,816
Development Banks and ECAs	9,339
Commercial Banks	4,474
Hedge and Borrowing Costs	-216
Total Gross Debt	51,827

ADDITIONAL INFORMATION

Historical Reclassified Net Revenues and Revenue Generating Units (RGUs)

In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. The historical reclassified data are shown in the tables below:

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Residential
Net Revenues (R$ million)(1)	2,321	2,227	2,354	2,315	2,345	2,368	2,348	2,337	2,393	2,406	2,436	2,407	2,380	2,428	2,487	2,538	2,565	2,580	2,550
Revenue Generating Units (RGU) - ('000)(1)	16,121	16,272	16,343	16,425	16,498	16,573	16,620	16,780	17,034	17,329	17,719	18,066	18,052	18,226	18,437	18,689	19,302	19,512	19,674
Fixed Line in Service	9,465	9,657	9,802	9,947	10,087	10,228	10,336	10,515	10,748	11,007	11,303	11,590	11,806	12,099	12,359	12,630	13,073	13,338	13,614
Fixed Broadband	5,207	5,219	5,204	5,188	5,164	5,149	5,115	5,109	5,127	5,151	5,197	5,241	5,223	5,248	5,255	5,235	5,317	5,272	5,223
Pay TV	1,449	1,396	1,336	1,290	1,247	1,197	1,168	1,156	1,158	1,171	1,220	1,235	1,023	879	823	824	912	902	837
ARPU Residential (R$)	81.1	76.5	79.6	77.2	77.1	77.0	75.2	73.5	73.6	72.2	71.3	68.8	66.7	66.4	66.6	65.9	65.0	64.0	62.2

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Personal Mobility
Net Revenues (R$ million)(1)	1,939	1,872	1,947	1,945	1,940	1,938	2,027	2,090	2,042	2,012	2,251	2,417	2,164	2,210	2,147	2,369	2,327	2,250	2,311
Service	1,884	1,814	1,890	1,886	1,897	1,872	1,968	2,033	1,990	1,944	2,052	2,135	1,961	2,002	2,034	2,208	2,229	2,122	2,163
Customer (2)	1,761	1,713	1,748	1,730	1,754	1,733	1,779	1,814	1,773	1,751	1,792	1,791	1,629	1,677	1,635	1,718	1,676	1,591	1,592
Network Usage	123	100	141	156	143	138	189	219	217	193	260	344	332	324	399	490	554	532	571
Sales of handsets, SIM cards and others	55	58	57	59	43	66	58	56	52	68	199	281	202	208	114	161	97	128	148
Revenue Generating Units (RGU) - ('000)(1)	39,626	39,802	39,837	39,870	44,118	45,319	45,559	45,860	47,059	47,756	47,938	48,462	48,976	48,618	48,145	47,727	47,337	46,896	46,569
Prepaid Plans	32,807	32,963	32,957	32,997	37,318	38,299	38,668	39,068	40,296	40,719	40,824	41,322	41,990	41,801	41,417	41,019	40,676	40,235	39,905
Postpaid Plans (3)	6,820	6,839	6,880	6,872	6,800	7,020	6,891	6,791	6,763	7,037	7,114	7,140	6,986	6,817	6,729	6,708	6,662	6,661	6,664

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
B2B
Net Revenues (R$ million)(1)	1,596	1,627	1,703	1,790	1,832	1,914	2,070	1,979	1,971	2,005	2,027	2,087	2,042	2,098	2,093	2,118	2,107	2,147	2,079
Revenue Generating Units (RGU) - ('000)(1)	6,543	6,501	6,550	6,617	6,634	6,661	6,668	6,757	7,084	7,223	7,249	7,296	7,335	7,375	7,339	7,370	7,559	7,660	7,718
Fixed	3,685	3,696	3,727	3,760	3,794	3,831	3,875	3,941	4,053	4,110	4,154	4,189	4,231	4,255	4,247	4,225	4,239	4,211	4,167
Broadband	539	542	547	553	558	561	569	580	594	604	612	617	622	628	630	630	623	615	604
Mobile	2,307	2,251	2,263	2,290	2,270	2,256	2,211	2,223	2,424	2,497	2,470	2,478	2,472	2,485	2,456	2,511	2,698	2,834	2,946
Pay TV	12	13	14	13	12	12	12	12	12	13	12	12	9	7	5	4	0	0	0

ADDITIONAL INFORMATION

Oi S.A. - Consolidated

Income Statement - R$ million (1)	3Q17	3Q16	2Q17	9M17	9M16
Net Operating Revenues	5,964	6,394	5,839	17,962	19,674
Operating Costs and Expenses	-4,358	-4,750	-4,222	-13,017	-14,828
Personnel	-682	-766	-614	-1,954	-2,196
Interconnection	-180	-294	-172	-585	-874
Third-Party Services	-1,573	-1,650	-1,575	-4,720	-4,824
Network Maintenance Service	-327	-257	-331	-945	-1,261
Handset Costs/Other (COGS)	-47	-69	-36	-160	-203
Marketing	-116	-67	-106	-285	-298
Rent and Insurance	-1,080	-1,054	-1,062	-3,207	-3,222
Provision for Contingencies	-121	-235	-93	-324	-729
Provision for Bad Debt	-173	-168	-186	-519	-460
Taxes and Other Revenues (Expenses)	-61	-188	-46	-318	-665
Other Operating Revenues (Expenses), net	0	0	0	0	-95
EBITDA	1,605	1,645	1,617	4,945	4,846
Margin %	26.9%	25.7%	27.7%	27.5%	24.6%
Depreciation and Amortization	-1,450	-1,548	-1,413	-4,382	-4,768
EBIT	155	96	205	563	77
Financial Expenses	-371	-2,098	-5,753	-6,837	-4,092
Financial Income	416	397	772	1,786	1,110
Net Earnings (Loss) Before Tax and Social Contribution	200	-1,605	-4,776	-4,488	-2,904
Income Tax and Social Contribution	-226	426	1,473	958	-911
Net Earnings (Loss) from Continuing Operations	-26	-1,178	-3,303	-3,530	-3,815
Net Results from Discontinued Operations	0	0	0	0	0
Consolidated Net Earnings (Loss)	-26	-1,178	-3,303	-3,530	-3,815
Margin %	-0.4%	-18.4%	-56.6%	-19.7%	-19.4%
Profit (Loss) attributed to the controlling shareholders	8	-1,214	-3,272	-3,465	-3,713
Profit (Loss) attributed to the non-controlling shareholders	-33	36	-31	-65	-102
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667	675,667	675,667
Earnings per share (R$)	0.0114	-1.7974	-4.8427	-5.1276	-5.4948

(1)    1Q16, 2Q16 and 3Q16 data were restated as explained in the Disclaimer section of this document.

ADDITIONAL INFORMATION

Oi S.A. - Consolidated

Balance Sheet - R$ million(1)	09/30/2017	06/30/2017	09/30/2016
TOTAL ASSETS	82,456	82,938	85,803
Current	25,885	26,375	28,038
Cash and cash equivalents	7,608	7,329	6,952
Financial investments	22	17	108
Derivatives	0	0	0
Accounts Receivable	8,450	8,566	9,841
Inventories	541	504	381
Recoverable Taxes	678	582	1,059
Other Taxes	1,344	1,381	1,176
Assets in Escrow	364	764	1,128
Held-for-sale Assets	4,721	4,964	5,899
Other Current Assets	2,157	2,267	1,495
Non-Current Assets	56,571	56,563	57,766
Long Term	19,198	19,090	20,595
.Recoverable and Deferred Taxes	3,402	3,562	5,372
.Other Taxes	706	752	779
.Financial investments	88	85	82
.Assets in Escrow	14,634	14,328	13,982
.Derivatives	0	0	0
.Other	368	362	381
Investments	140	139	134
Property Plant and Equipment	26,545	26,343	25,754
Intagible Assets	10,688	10,991	11,282

TOTAL LIABILITIES	82,456	82,938	85,803
Current	65,043	65,217	61,096
Suppliers	7,097	7,036	7,122
Loans and Financing	51,722	51,825	48,221
Financial Instruments	105	105	105
Payroll and Related Accruals	815	708	764
Provisions	638	578	868
Pension Fund Provision	185	172	136
Payable Taxes	511	350	440
Other Taxes	1,453	1,790	1,596
Dividends Payable	6	6	29
Liabilities associated to held-for-sale assets	680	673	384
Authorizations and Concessions Payable	16	12	84
Other Accounts Payable	1,816	1,961	1,345
Non-Current Liabilities	8,776	8,936	8,801
Loans and Financing	0	0	0
Financial Instruments	0	0	0
Other Taxes	859	852	1,038
Contingency Provisions	4,482	4,562	3,861
Pension Fund Provision	437	442	416
Outstanding authorizations	4	4	7
Other Accounts Payable	2,994	3,077	3,477
Shareholders' Equity	8,637	8,784	15,907
Controlling Interest	8,334	8,441	14,999
Minority Interest	303	343	908
(1) The balance sheet as of September 30, 2016 was restated, as explained in the Disclaimer section of this document.

ADDITIONAL INFORMATION

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

ADDITIONAL INFORMATION

PROCESSO DE RECUPERAÇÃO JUDICIAL

Anatel Official Letter

On August 10, 2017, the Company informed its shareholders and the market in general that on August 9, 2017, the Chairman of the Company’s Board of Directors received an Official Letter from the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, to determine that a reformulated version of the judicial reorganization plan needed to be presented, in up to 15 (fifteen) days, counting from the received day of the Official Letter, contemplating: a) demonstration that the company is in good conditions to obtain other sources of funding in the same amount which was set out for the bondholders, or to offer legal guarantee for the proposed funding; b) capital contribution alternatives, in addition to the bond conversion proposal; c) viable conditions for immediate funding or in a smaller time period than foreseen in the proposed plan; d) guarantees of execution and timing reliability of capital contribution; e) clarification regarding the interest and viability of settlement of debts before the Anatel, through non-tax credit recovery program, pursuant to Provisional Presidential Measure No. 780/2017.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B06D67BD-519D-4D97-A092-2AF096E0A30A

Recognition of Judicial Reorganization Proceeding in Portugal

On August 21, 2017, the Company informed its shareholders and the market in general that, on that date, it learned of a judgment rendered on August 9, 2017 by the Commercial Court of Lisbon – Judge Number 5 of the Judicial Court of the Region of Lisbon, recognizing, with respect to Oi Móvel S.A. – In Judicial Reorganization, the decision rendered by the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro on June 29, 2016 granting the processing of the request for judicial reorganization submitted in Brazil, under the terms of Law No. 11,101/05 and the Brazilian Corporation Law.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=9EA96AFF-661F-49D9-A354-3EE40BCC9DE7

General Meeting of Creditors

On August 25, 2017, the Company informed its shareholders and the market in general that the 7th Corporate Court of the Capital District of the State of Rio de Janeiro approved the dates suggested by the judicial administrator for the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”), designating October 9, 2017 for the first call of the AGC, and October 23, 2017 for the second call of the ACG, both to be held at Riocentro.

On September 28, 2017, pursuant to Art. 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, following a decision of the Company’s Board of Directors, it requested that the 7th Corporate Court of the Capital of the State of Rio de Janeiro (“Judicial Reorganization Court”) postpone the dates of the AGC to October 23, 2017, for the first call, and November 27, 2017, for the second call, in the Riocentro, due to negotiating factors for the approval of the Judicial Reorganization Plan (the “Plan”) and procedures related to the AGC, which may result in adjustments in the AGC voting system. In response to the Company's request, the Judicial Recovery Court granted the Company's request, postponing the AGC's until such dates.

On October 20, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that certain Company creditors filed a petition with the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, before which the Judicial Reorganization is pending (the “Court”), requesting the rescheduling of the General Meeting of Creditors which was scheduled to should held on Monday, October 23. In response to the request of the creditors, the Court approved the rescheduling of the AGC, establishing that the AGC should be hold on November 6, 2017, for the first call, and, November 27, 2017, for the second call.

On October 23, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, at the request of the Judicial Administrator and in compliance with the timing set forth in Article 36 of Law No. 11,101/2005, the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, before which the Judicial Reorganization is pending, postponed the AGC, which was scheduled  to be held on November 27, 2017.

ADDITIONAL INFORMATION

On November 9, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, at the request of certain creditors of the Company, the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, before which the Judicial Reorganization is pending, postponed the General Meeting of Creditors (Assembleia Geral de Credores), which was scheduled to be held on November 10, 2017, for the first call, and on November 27, 2017, for the second call, to December 7, 2017 at 11 a.m. (with the possibility of continuing on December 8, 2017, if necessary), for the first call, and to February 1, 2018 (with the possibility of continuing on February 2, 2018, if necessary), for the second call.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=6D36DE7A-E605-4DF7-94D2-415B2E000060

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=671C4B43-EE1A-43B0-A5BE-81F403A1AE0E

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=95E5F2C8-0A37-447B-920C-136E53154A5E

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=97BD4CE4-77B5-4232-913C-FDA1B6657E6A

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=4B55F860-22F9-46D0-8AF2-AF3F6D741F6E

Submission of the new version of the Judicial Reorganization Plan

On October 11, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, given the approval by the Board of Directors of the Company, by majority, at a meeting held on October 10, 2017, of adjustments to the terms and conditions of the Judicial Reorganization Plan of Oi and its subsidiaries, submitted on September 5, 2016, as well as of its submission to the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, where the Judicial Reorganization is pending, the new version of the Judicial Reorganization Plan was filed that day, in compliance with the deadline set by the Court.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=5442A8AE-A0C1-479A-B089-3CBB59289E99

Restructuring Settlement Negotiations

On October 11 and October 23, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that the Company had been involved in discussions and negotiations with certain individual holders (each, a “Noteholder”) of, or managers of entities holding, beneficial interests in Notes. For the avoidance of doubt, the “Noteholders,” as such term is used in the Material Fact disclosed in October 23, 2017, did not include any holders of the Notes that are members of the Steering Committee of the International Bondholder Committee or the Steering Committee of the Ad Hoc Group of Bondholders, and the “Potential Transaction,” as such term is used in that Material Fact, refers to the potential transaction contemplated by the draft term sheet and plan support agreement disclosed by the Company on October 12, 2017.

About the Confidentiality Agreements

The Company executed confidentiality agreements with each Noteholder to facilitate discussions and negotiations concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”). Pursuant to the Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions and/or negotiations that have taken place between the Company and each Noteholder concerning a Potential Transaction. The public information was furnished to satisfy the Company’s public disclosure obligations under the Confidentiality Agreements. The Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

ADDITIONAL INFORMATION

About the Discussions with the Noteholders:

Beginning on August 31, 2017 and continuing on multiple dates throughout September and October 2017, representatives of the Company and the Company’s financial and legal advisors met in New York and Rio de Janeiro with representatives of each Noteholder and each Noteholder’s respective financial and legal advisors to discuss the terms of a Potential Transaction. Until the publication date of the documents on October 11, 2017, although no agreement concerning the terms of a Potential Transaction had been reached, discussions and negotiations between the Company and each Noteholder regarding the execution of plan support agreements and equity commitment agreements have reached an advanced stage. Notwithstanding the foregoing, while negotiations between the Company and each Noteholder may continue in the future, there can be no assurance that negotiations could continue or if they do continue, that they will result in an agreement regarding the terms of a Potential Transaction.

On October 19, 2017, representatives of the Company and the Company’s financial and legal advisors met in person or by phone with representatives from and/or advisors to each Noteholder of each Noteholder and each Noteholder’s respective financial and legal advisors to discuss the terms of a Potential Transaction. Until the date of disclosure of the Material Fact on October 23, 2017, no agreement concerning the terms of a Potential Transaction had been reached with the Noteholders. As previously mentioned in the Material Fact disclosed on October 11, 2017, even if the negotiations between the Company and each Noteholder may continue in the future, there can be no assurance that negotiations will continue or if they do continue, that they will result in an agreement regarding the terms of a Potential Transaction.

About the Confidential Information:

During the course of the discussions that led to the disclosure of the Material Fact on October 11, 2017, each of the Company Representatives and each of the Noteholder Representatives submitted written plan support agreements and restructuring term sheets representing the terms of a Potential Transaction. On October 11, 2017, the Company Representatives and each of the Noteholder Representatives discussed and negotiated (i) a draft written restructuring term sheet representing the terms of a Potential Transaction (contemplating, among other things, the terms of a potential capital increase, and (ii) a draft form of plan support agreement (the “Draft PSA”). The Draft Term Sheet represents the last term sheet or proposal exchanged among the Company and each of the Noteholders concerning the terms of a Potential Transaction, and the Draft PSA represents the last draft of a form of plan support agreement exchanged among the Company and each of the Noteholders, in each case, since the date that the Confidentiality Agreements were executed. Further, the Company Representatives provided to each of the Noteholder Representatives some Cleansing Materials. The Company believes that the Cleansing Materials include all documents constituting or including nonpublic information exchanged between the Company and each of the Noteholders during the course of discussions that would reasonably be expected to be material to an investor making an investment decision with respect to the purchase or sale of the securities of the Company and/or its affiliates.

During the meeting hold on October 19, 2017, the Company Representatives and each of the Noteholder Representatives discussed certain objections from other creditors of the Company to the new version of the plan of reorganization filed on October 11, 2017 in the judicial reorganization proceeding of the Company pending in Brazil and discussed and negotiated certain oral proposals with respect to the terms of a Potential Transaction. Specifically, the Company Representatives delivered an oral proposal (“Company Proposal”) regarding certain modifications to the October 12 Materials. Those terms were summarized in the Material Fact disclosed on October 23, 2017. The Noteholder Representatives did not accept the Company Proposal and responded with an oral proposal and, together with the Company Proposal, the “Proposals”), the material terms of which were summarized in the Material Fact disclosed on October 23, 2017. The Company believes that the foregoing written summary of the material terms of the Proposals includes all nonpublic information exchanged between the Company and each of the Noteholders during the course of discussions that would reasonably be expected to be material to an investor making an investment decision with respect to the purchase or sale of the securities of the Company and/or its affiliates.

ADDITIONAL INFORMATION

About Certain Other Important Information:

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials and in the Proposals are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement. In the event that any statement herein on the Cleansing Materials is inconsistent with or conflicts with the new version of the plan of reorganization filed substantially contemporaneously herewith in the judicial reorganization proceeding of the Company pending in Brazil, the terms and conditions of the New Version of the Plan prevail; provided, that any inconsistency or conflict between the terms and conditions of the New Version of the Plan, on the one hand, and the Draft Term Sheet and/or the Draft PSA or in the the Proposals and/or the written summary of the material terms of such Proposals contained in the press release on October 23, 2017, on the other hand, remains under discussion. Nothing contained in the Cleansing Materials or in the Proposals and/or the written summary of the material terms of such Proposals contained in the press released on October 23, 2017, should be intended to or should be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses. The information contained in the Cleansing Materials or in the in the Proposals and/or the written summary of the material terms of such Proposals was for discussion purposes only and should not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials or in the Proposals.

Furthermore, the contents of the Cleansing Materials should not be construed as guidance by the Company in relation to its future results, and the Company does not assumed and expressly disclaimed any responsibility to update such contents or information at any time.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=E688E06D-060A-4663-B25A-BB7C05F4BDC8

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=0F99F25C-1726-4A34-B244-9E06A9E2D9F1

Restructuring Settlement Discussions

On October 11, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, has held a meeting with certain holders of, or managers of entities holding, beneficial interests in Notes.

On November 6, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, was been involved in discussions with, and provided certain information to, certain holders of, or managers of entities holding, beneficial interests in Notes and the holders thereof, the Noteholders.

About the Confidentiality Agreements with Members of the Steering Committee of the International Bondholder Committee and the Steering Committee of the Ad Hoc Group of Bondholders:

On October 10 and 18, 2017, the Company executed confidentiality agreements with the Noteholders who are members of the Steering Committee of the International Bondholder Committee (the “IBC”) and the Steering Committee of the Ad Hoc Group of Bondholders (the “Ad Hoc Group” or “AHG”) to facilitate potential discussions and negotiations concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”). Pursuant to the IBC/AHG Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the IBC/AHG Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions and/or negotiations that had taken place between the Company, the IBC and the Ad Hoc Group concerning a Potential Transaction. The information included in these press releases and certain documents posted on the Company’s website referenced in those dates were being furnished to satisfy the Company’s public disclosure obligations under the IBC/AHG Confidentiality Agreements. The IBC/AHG Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

About the meetings with the IBC, the Ad Hoc Group and ECAs:

On October 10, 18, 19, 20, 23 and 24, 2017, representatives of the Company and the Company’s financial and legal advisors met in New York with representatives of the IBC, the Ad Hoc Group, advisors to certain export credit agencies (the “ECAs”) that hold Class III Claims, and the IBC’s and the Ad Hoc Group’s respective financial and legal advisors (the “IBC/AHG/ECA Representatives”) to disclose (but expressly not to negotiate) and before discuss, the terms of a Potential Transaction.

Until the date of the disclosure of those Material Facts, no agreement concerning the terms of a Potential Transaction had been reached with the IBC, the AHG or the ECAs. While discussions between these parties and the Company may continue in the future, there can be no assurance that discussions would continue or if they do continue, that they woult result in an agreement regarding the terms of a Potential Transaction.

ADDITIONAL INFORMATION

About the Confidential Information:

During the IBC/AHG/ECA meetings, the Company Representatives shared certain documents with the IBC, Ad Hoc Group, and ECA Representatives, which were detailed in the Material facts disclosed on October 11, 2017, and on November 6, 2017. In addition to the documents, the Company Representatives shared orally certain Confidential Information with the IBC/AHG/ECA Representatives to clarify the Confidential Information, which were detailed in the Material Fact disclosed on October 11, 2017.

In the Material Fact disclosed on October 11, 2017, it was informed that the Company Representatives and the IBC/AHG/ECA Representatives discussed the non-assignable instrument providing for a principal amount thereunder equal to the amount of such holders’ prepetition unsecured claims (such claims, the “Class III Claims”) offered as one treatment option under the New Version of the Plan (the “Par Fixed Payment Debt Instrument Option”) that holders of Class III Claims would be entitled to elect to receive under the New Version of the Plan. Under the New Version of the Plan, in the event that the Par Fixed Payment Debt Instrument Option is oversubscribed, the excess of Class III Claims the holders of which selected the Par Fixed Payment Debt Instrument Option over the subscription cap for the Par Fixed Payment Debt Instrument Option would be treated by default under another treatment option under the New Version of the Plan providing for, among other things, the general payment option described on slide 15 of the Laplace Presentation (the “General Payment Default Option”) and as set forth in the New Version of the Plan; such General Payment Default Option provides a debt instrument with a 19-year term, a 10-year principal grace period and interest rate of TR+0.5% p.a. for credits in Brazilian Reais and of 0.5% p.a. for credits in U.S. Dollars or Euros.

In the Material Fact disclosed on November 6, 2017, it was informed that, during the IBC/AHG/ECA Meetings and during informal discussions after the IBC/AHG/ECA Meetings, the Company Representatives provided to each of the IBC, AHG, and ECA Representatives certain  written materials that the Company is required to make public under the IBC/AHG Confidentiality Agreements, as applicable, that were detailed in that Material Fact. On October 26, 2017, the IBC/AHG/ECA Representatives provided to the Company Representatives the IBC/AHG/ECA Term Sheet, which made certain modifications to the IBC/AHG/ECA Alternative Proposal disclosed by the IBC, AHG and ECAs on October 13, 2017. As of the date hereof, the Company had not made a counterproposal to the IBC/AHG/ECA Term Sheet. As they have done with other creditors and stakeholders of the Company, the Company Representatives had continued discussions informally with the IBC/AHG/ECA Representatives following the IBC/AHG/ECA Meetings and have tentatively agreed to meet again with the IBC/AHG/ECA Representatives in Brazil during the week of November 6, 2017. In addition to the Cleansing Materials, the Company Representatives shared orally certain Confidential Information with the IBC/AHG/ECA Representatives that were also summarized in the Material Fact disclosed on November 6, 2017.

About Certain Other Important Information:

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials and in the Presentations was in the nature of settlement discussions and compromise, and were not intended to be and do not constituted representations of any fact or admissions of any liability and was for the purpose of attempting to reach a consensual compromise and settlement. In the event that any statement herein, or in the Cleansing Materials, or in the Presentations was inconsistent with or conflicts with the new version of the plan of reorganization filed on October 11, 2017 in the judicial reorganization proceeding of the Company pending in Brazil, the terms and conditions of the New Version of the Plan would prevail. Nothing contained in the Cleansing Materials or in the Presentations was intended to or should be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses. The information contained in the Cleansing Materials and in the Presentations was for discussion purposes only and should not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials or the Presentations.

ADDITIONAL INFORMATION

Furthermore, the contents of the Presentations and of the Cleansing Materials should not be construed as guidance by the Company in relation to its future results, and the Company does not assumed and expressly disclaimed any responsibility to update such contents or information at any time.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=764AEB8D-9C70-4E5E-BA15-FA55AB98AF7C

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B719C2CC-B2A7-4701-91A7-21CE2D54CD58

Note from the Board of Directors

On November 4, 2017, the Company informed its shareholders and the market in general that the Board of Directors, after a meeting hold on November 3, 2017, issued a note for disclosure by the Company announcing that the Company's Board of Directors resolved, by majority vote, with 3 votes against, to (i) approve the final terms of a proposal to support the Plan Support Agreement (“PSA”), which will be offered to all the Notes Holders of the Company; (ii) authorize the Company to file an amendment to the judicial reorganization plan (the “Plan”) before the Court of the 7th Corporate Court of the Capital of the State of Rio de Janeiro, contemplating the final terms of the PSA until November 6, 2017; and (iii) determine that, from the presentation of the final terms of the PSA in court, the Company makes an effort to seek adherence to said PSA with creditors. The Company also informed that the Board of Directors assessed the correspondence received on October 26, 2017 from the advisors Moelis & Company, G5 Evercore and FTI, who advise a specific group of Note Holders, and decided that it was impossible to accept their terms, among other reasons because it was not a firm and binding proposal, it proposed an imbalance of treatment between different stakeholders, reserved the right to continue litigating against the interests of the Company and/or against administrators and presupposes a change in the regulatory regime for its implementation, thus causing delay and uncertainty for the Judicial Reorganization.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=06955929-F318-44E3-AC8E-D65D0ABBB684

Anatel Precautionary Measure

On November 6, 2017, in compliance with Article 157, paragraph 4, of Law 6,404/76 (“Brazilian Corporation Law”) and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, on that date, the Directors’ Council of the National Telecommunications Agency (“Anatel”), which, through Decision Order Judgment No. 510 (“Decision Order”), ordered Oi to, among other things:

(i) notify the Superintendence of Competition, on the same date that the Board of Directors and Executive Board meetings of the Company are convened, in order to send a representative to attend said meeting, and, furthermore, grant the Anatel representative access to the Company's accounting, legal, economic-financial and operating documents, information so that it can immediately inform the Anatel’s Directors’ Councilof any acts or facts relevant to the maintenance of the concession and compliance with the duties or fiduciary powers by the company's directors and may suggest to the Anatel’s Directors’ Councilthat precautionary measures be taken in the public interest and to avoid ruinous acts against the Company;

(ii) formally submit to the Anatel’s Directors’ Council, within 24 hours from the notification of the Decision, the draft Plan Support Agreement (“PSA”) approved at the meeting of the Board of Directors held on November 3, 2017, demonstrating that the approval and execution of the instrument do not present risks to the continuity of the various services offered by the Company, to the Anatel’s Directors’ Council, the Company’s Board of Directors or the Company’s Board of Executive Officers; and

(iii) refrain from signing the PSA prior to the review of the draft by the Anatel’s Directors’ Council, an examination that will preserve the company's governance autonomy and will be exclusively related to the existence or non-existence clauses ruinous to the company, particularly those which content implies anticipation of pecuniary obligations that, once executed, may affect the operation of the company and the concession, as well as impact consumers, the provision of services and, relationally, the entire Brazilian Telecommunications System.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=525F7072-1508-4A63-B4E2-84786EB69CA9

ADDITIONAL INFORMATION

OTHER SUBJECTS

Hiring of Market Maker

On September 29, 2017, the Company discloses to its shareholders and the market in general that it has hired Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, to perform the duties of Market Maker of the Company’s common shares (ticker OIBR3) and preferred shares (ticker OIBR4) with ISIN codes BROIBRACNOR1 and BROIBRACNPR8, respectively, within the scope of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), in accordance with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction No. 384, dated March 17, 2003, the Accreditation Rules for Market Makers in Managed Markets by the BM&FBOVESPA and all other applicable laws and regulations, to substitute BTG Pactual Corretora de Valores Mobiliários SA, which will act as market maker until October 31, 2017.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=44AE7858-F1E9-4A8B-8536-5974F77075A6

Resignation of Chief Financial Officer and Investor Relations Officer

On October 2, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on that date Mr. Ricardo Malavazi Martins presented his resignation as Chief Financial Officer and Investor Relations Officer of the Company. Besides that, the Company informed that at a meeting held on that date, Pursuant to Article 37 of the Company’s Bylaws, the Board of Executive Officers appointed Mr. Carlos Augusto Machado Pereira de Almeida Brandão to act as interim Chief Financial Officer and Investor Relations Officer, concurrently with his present position as Officer, until such time as the Board of Directors deliberates on this matter.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=3AB53AAC-2171-4280-8B39-6B24D9DA68F7

Changes in Management

On November 3, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that its Board of Directors, in a meeting hold on that date, approved by majority, with three dissenting votes, the alteration of its Board of Executive Officers to included the members of its Board of Directors: Hélio Calixto da Costa and João do Passo Vicente Ribeiro, as Executive Officers without designation, who will hold this position in addition to their current positions as members of the Board of Directors.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=263007BA-B051-4364-8EA7-99FEF784A230

ADDITIONAL INFORMATION

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,556
Preferred	157,727,241	1,811,755	155,915,263
Total	825,760,902	150,093,755	675,663,819

Shareholder’s position as of September 30th, 2017.

(1) The outstanding shares do not consider treasury shares and the shares held by members of the Board of Directors and the Executive Board.

DISCLAIMER

Rio de Janeiro – November 13, 2017. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of September 30, 2017. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

It is worth mentioning that the assets of Telemar Participações S.A. (“TmarPart” former parent company of the Company) included the goodwill arising on the acquisition (“goodwill”), on January 8, 2009, of Brasil Telecom S.A. (“BrT”, current Oi). Upon the corporate restructuring of 2012, the CVM allowed, through its OFFICIAL LETTER/CVM/SEP/GEA-5/No. 119/2013, that this goodwill was kept only in TmarPart’s consolidated reporting.

On September 1, 2015, there was a downstream merger of TmarPart with and into the C, which did not include the goodwill in the merged net assets. Similarly, the Company decided to make a technical inquiry to the CVM about the adopted accounting policy. On July 29, 2016 the CVM, through its Official Letter No. 149/2016-CVM/SEP/GEA-5, expressed its understanding that the goodwill should be kept in the net assets to merged with and into the Company, using the valuation basis of the net assets acquired as a result of the business combination between independent parties made at the time of the acquisition of BrT.

Thus, the Company restated the corresponding amounts for the period ended September 30, 2016, as prescribed by Brazilian accounting pronouncement CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, to retrospectively restate the corresponding amounts for the period ended September 30, 2016 taking into account the effects of goodwill on TmarPart’s net assets, effective beginning September 1, 2015, date of approval of TmarPart’s merger with and into Oi. The accounting treatment of goodwill was a material fact disclosed by the Company on August 1, 2016. It is worth noting that on August 1, 2017 the CVM reported that, because of the withdrawal of the appeal filed by the Company and because of the recognition of goodwill in Company books, it would shelve the proceedings filed on the matter.

For more details on this subject, please refer to the Financial Statements for the quarter ended September 30, 2017 which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.oi.com.br/ir).

_____________________________________________________________________________________________________________________________

Oi – Investor Relations

Marcelo Ferreira                +55 (21) 3131-1314             marcelo.asferreira@oi.net.br

Bruno Nader                       +55 (21) 3131-1629                          bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer